Montgomery, McCracken, Walker & Rhoads, llp
attorneys at law

Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com
February 18, 2010
Ms. Mary Cole
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	The Hirtle Callaghan Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Post Effective Amendment No. 46_
Dear Ms. Cole:
This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our recent telephone conversation with respect to Registrant’s Registration Statement filed on December 21, 2009.
For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.
Prospectus
1.	With respect to the “Fees and Expenses” tables for each Portfolio, you asked that the headings in the table be revised in accordance with the revised Form N-1A.
Response: The disclosure has been revised as requested.
2.	You requested that footnote (a) to the fee tables for multi-manager Portfolios be shortened.
Response: The disclosure has been revised as requested.
3.	You requested that footnote (c) to the fee table for The Value Equity Portfolio be revised to indicate: (i) that it referred to one of several subadvisers; and (ii) the circumstances under which the fee waiver agreement could be terminated.
•     Philadelphia, PA     •     Cherry Hill, NJ     •     Wilmington, DE     •     Berwyn, PA     •     West Chester, PA     •
A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA
LOUIS A. PETRONI — NEW JERSEY RESPONSIBLE PARTNER

Montgomery, McCracken, Walker & Rhoads, llp
Ms. Mary Cole
February 19, 2009

Response: The disclosure has been revised as requested.
4.	In the Expense Example Table, you asked that the language be revised in accordance with the revised Form N-1A.
Response: The disclosure has been revised as requested.
5.	You requested additional disclosure with respect to the Principal Investment Strategies of The Value Equity Portfolio with respect to its multi-manager structure, partial indexing strategy and use of mid-cap securities.
Response: The disclosure has been revised as requested.
6.	You requested that cross references be removed from the Principal Investment Risks section.
Response: The disclosure has been revised as requested.
7.	You asked that the Index Risk disclosure for The Value Equity Portfolio state that it applies to only a portion of the Portfolio.
Response: The disclosure has been revised as requested.
8.	With respect to the Performance Bar Charts and Tables for each Portfolio, you requested that the introductory text be revised to more exactly track the language of the revised Form N-1A.
Response: The disclosure has been revised as requested.
9.	You asked that the footnotes to the bar charts intended to inform shareholders that the Trust’s fiscal year end is different from the calendar year be removed.
Response: The disclosure has been revised as requested.
10.	You asked that the footnotes to the Average Annual Total Returns tables intended to remind shareholders that the returns shown were for a different class of shares be removed.
Response: The disclosure has been revised as requested.
11.	You asked that the Average Annual Total Returns Tables be revised to add a parenthetical to the identification of the benchmark index noting that its returns reflect no deduction for fees, expenses or taxes.

Montgomery, McCracken, Walker & Rhoads, llp
Ms. Mary Cole
February 19, 2009

Response: The disclosure has been revised as requested.
12.	In the Portfolio Managers section of The Value Equity Portfolio disclosure, you asked that the reference to “the firm” in the AllianceBernstien section be revised to state the name of the subadvisory organization.
Response: The disclosure has been revised as requested.
13.	In the Portfolio Managers disclosure, you asked that all information other than names and service times be deleted.
Response: The disclosure has been revised as requested.
14.	You asked that full Item 7 disclosure and cross references to Items 6 & 8 be included with each Portfolio’s summary.
Response: The disclosure has been revised as requested.
15.	You asked for confirmation as to whether or not investing in ETFs was a Principal Investment Strategy for The Institutional Value Equity Portfolio.
Response: Investments in ETFs are not a Principal Investment Strategy for the Portfolio. The ETF reference has been deleted from this section.
16.	You requested additional disclosure with respect to the Principal Investment Strategies of the Growth Equity Portfolio with respect to growth-style investing and any 80% investment style policies.
Response: The disclosure has been revised as requested.
17.	In the Portfolio Managers disclosure, you requested that references to a manager’s service to a Portfolio “since inception” be replaced with actual dates of inception.
Response: The disclosure has been revised as requested.
18.	You requested additional disclosure with respect to the Principal Investment Strategies of The Small Capitalization Equity Portfolio with respect to the capitalization range of the Russell 2000 Index and the ability to invest in mid-cap securities.
Response: The disclosure has been revised as requested.
19.	With respect to The Real Estate Securities Portfolio you suggested the Principal Investment Strategies disclosure be reviewed to see if certain redundancies could be removed and that references to market capitalizations of the investable universe be added.

Montgomery, McCracken, Walker & Rhoads, llp
Ms. Mary Cole
February 19, 2009

Response: The disclosure has been revised as requested.
20.	With respect to The International Equity Portfolio, you asked that the Principal Investment Strategy disclosure be clarified with respect to the proportion of the Portfolio invested in non-US issuers.
Response: The disclosure has been revised as requested.
21.	With respect to The Emerging Markets Portfolio, you requested that the Principal Investment Strategies and Principal Investment Risks disclosures be more closely harmonized.
Response: The disclosure has been revised as requested.
22.	In the Principal Investment Strategies disclosure for The Emerging Markets Portfolio, you asked that it be noted that securities in the fourth highest rating category have speculative characteristics.
Response: The disclosure has been revised as requested.
23.	In the Principal Risks disclosure for The Emerging Markets Portfolio, you asked that the reference to junk bonds in the “Credit Risk” disclosure be removed and that the “Security Risk” disclosure be relabeled “Asset-Backed Security Risk.”
Response: The disclosure has been revised as requested.
24.	In the Average Annual Total Returns table for The Fixed Income II Portfolio, you requested that the column header “Since Inception” be changed to “Since September 26, 2000.”
Response: The disclosure has been revised as requested.
25.	With respect to the Principal Investment Strategies for The Fixed Income Opportunities Portfolio, you asked that certain disclosure that you considered to be “risk” disclosure be removed and requested confirmation that all listed strategies were considered to be “principal” strategies.
Response: The disclosure has been revised as requested. At least 50% of the Portfolio will be invested in High-Yield securities. At any given time, up to 50% of the Portfolio may be invested in any of the other security types listed. Accordingly, any of those strategies may be a “principal” strategy at any given time, depending on the discretion and analysis of the portfolio managers.

Montgomery, McCracken, Walker & Rhoads, llp
Ms. Mary Cole
February 19, 2009

26.	With respect to The Short-Term Municipal Bond Portfolio, you requested that the definition of “short-term” be added to the Principal Investment Strategies disclosure.
Response: The disclosure has been revised as requested.
27.	With respect to The Intermediate-Term Municipal Bond Portfolio, you requested that the Principal Investment Strategies disclosure include a definition of “intermediate-term” and note that the Portfolio may invest up to 20% of its assets in taxable securities and may invest in securities in the fourth highest rating category.
Response: The disclosure has been revised as requested.
28.	With respect to the Principal Risks disclosure for The Intermediate-Term Municipal Bond Portfolio, you asked for confirmation as to whether AMT Risk was a principal risk.
Response: AMT Risk is not a Principal Risk. The disclosure has been revised to reflect that fact.
29.	With respect to the Item 6 disclosure related to Purchasing and Selling Your Shares, you requested that information regarding investment minimums be included.
Response: The disclosure has been revised as requested.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.
Very truly yours,
/s/ Don E. Felice

Don E. Felice
cc:	Robert Zion Colette Bull Audrey C. Talley Kristin Schantz Peter Guarino